May 20, 2025

Brian Goodman
Chief Executive Officer
Golden Matrix Group, Inc.
3651 Lindell Road, Ste. D131
Las Vegas, NV 89103

       Re: Golden Matrix Group, Inc.
           Registration Statement on Form S-3
           Filed May 2, 2025
           File No. 333-286935
Dear Brian Goodman:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
Incorporation of Certain Documents by Reference, page 3

1. Please update your financial statements by incorporating by reference your Form 10-
       K for the year ended December 31, 2024 filed on March 24, 2025 and your Form 10-
       Q for the quarter ended March 31, 2025. In revising this section, please consider the guidance in Compliance & Disclosure Interpretation (Securities Act Forms) Question
       123.05 for guidance.
General

2.     We note your disclosure that Craig-Hallum Group LLC will sell up to
$14,700,000
       pursuant to an equity distribution agreement. However, we also note your disclosure that under this agreement, you may sell up to $20,000,000, which is also the amount provided by the agreement filed as Exhibit 1.1. Please revise your provide consistent
 May 20, 2025
Page 2

       disclosure throughout your filing.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Marion Graham at 202-551-6521 or Jan Woo at 202-551-3453 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   John Gillies